Exhibit A.III –  information of the Candidates to the position of Member of the Company's BOARD OF DIRECTORS

 (as items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/09)

12.5 - Composition and professional experience of management, fiscal council and statutory audit committee members

Name	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other issuer positions or duties
Whether the member shown is an independent member, and if so, the criterion used by issuer to determine independence
Number of consecutive terms of office.

Victorio Carlos De Marchi	November 13, 1938	Board of Directors	April 24, 2020	Until the 2023 AGM
008.600.938-91	Attorney	Full member	May 13, 2020 (estimated)	Yes
Chairman of the Operations, Finance and Compensation Committee and the Antitrust Conducts and Related Parties Committee
Director elected by controlling shareholder
4th term of office.
Carlos Alves de Brito	May 08, 1960	Board of Directors	April 24, 2020	Until the 2023 AGM
595.438.507-63	Engineer	Full member	May 13, 2020 (estimated)	Yes
Not applicable, since the only position held in the Company is that of co-chairman of the board of directors
Director elected by controlling shareholder
4th term of office.
Milton Seligman	August 19, 1951	Board of Directors	April 24, 2020	Until the 2023 AGM
093.165.740-72	Engineer	Full member	May 13, 2020 (estimated)	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
2nd term of office.
José Heitor Attilio Gracioso	November 20, 1931	Board of Directors	April 24, 2020	Until the 2023 AGM
006.716.908-25	Attorney	Full member	May 13, 2020 (estimated)	Yes
Member of the Antitrust Conducts and Related Parties Committee
Director elected by controlling shareholder
4th term of office.
Nelson José Jamel March 17, 1972 025.217.577-80 Engineer		Board of Directors Full member	April 24, 2020	Until the 2023 AGM Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors			May 13, 2020 (estimated)
Director elected by controlling shareholder
2nd term of office.
Vicente Falconi Campos	September 30, 1940	Board of Directors	April 24, 2020	Until the 2023 AGM
000.232.216-15	Engineer	Full member	May 13, 2020 (estimated)	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Director elected by controlling shareholder
4th term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Board of Directors	April 24, 2020	Until the 2023 AGM
824.236.447-87	Economist	Full member	May 13, 2020 (estimated)	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
4th term of office.
Roberto Moses Thompson Motta	November 06, 1957	Board of Directors	April 24, 2020	Until the 2023 AGM
706.988.307-25	Engineer	Full member	May 13, 2020 (estimated)	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
4th term of office.
Cecília Sicupira	May 24, 1981	Board of Directors	April 24, 2020	Until the 2023 AGM
055.532.167-37	Business Manager	Full member	May 13, 2017 (estimated)	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Director elected by controlling shareholder
2nd term of office.
Antonio Carlos Augusto Ribeiro Bonchristiano April 1, 1967		Board of Directors	April 24, 2020	Until the 2023 AGM
086.323.078-43 Bachelor of Politics, Philosophy and Economics		Independent member	May 13, 2020 (estimated)	Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Independent member - as defined in Company’s Bylaws
3rd term of office
Marcos de Barros Lisboa August 2, 1964		Board of Directors	April 24, 2020	Until the 2023 AGM
806.030.257-49 Economist		Independent member	May 13, 2017 (estimated)	Yes
Member of the Antitrust Conducts and Related Parties Committee
Independent member - as defined in our Company’s Bylaws
3rd term of office.
Carlos Eduardo Klutzenschell Lisboa July 9, 1969 694.514.864-53 Manager		Board of Directors	April 24, 2020	Until the 2023 AGM
Not applicable, since the only position held in the Company is that of alternate member of the Board of Directors		Alternate member	May 13, 2020 (estimated)	Yes
Director elected by controlling shareholder.
2nd term of office.
Michel Dimitrios Doukeris April 9, 1973 810.940.279-87 Engineer		Board of Directors Alternate member	April 24, 2020 May 13, 2020 (estimated)	Until the 2023 AGM Yes
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Director elected by controlling shareholder
2nd term of office.

Professional experience / Declaration of convictions, if applicable

Victorio Carlos De Marchi – 008.600.938-91

In the past five years, was a member of the Company’s board of directors. Currently (i) since 1985, he has been a member of the Board of Directors of Fundação Zerrenner, a foundation whose core business is providing free health care and education, and since 2006, he has also been an executive director of this foundation; (ii) since 2018, he’s a member of the Board of Directors of Itaúsa – Investimentos Itáu S.A.; (iii) since 2006, he’s the chairman of the board of Instituto Ambev de Previdência Privada (IAPP), a private pension entity; (iv) since 2004, he’s a member of the board of a private institute researching Brazilian industry and development, Instituto de Estudos para o Desenvolvimento Industrial (IEDI); (v) since 1994, the member representing Brazil on the Latin American Business Council (CEAL), where also hold the position of executive officer; (vi) since 2008, he’s a member of the strategic affairs council of the State of São Paulo Employers Association (Federação das Indústrias do Estado de São Paulo or FIESP); (vii) since 2002, a member of the Executive Committee of Cerveceros Latinoamericanos Association; (viii) since 2003, a member of the Board of the Brazilian Competition Ethics Institute (Instituto Brasileiro de Ética Concorrencial - ETCO, and also he’s chairman of ETCO's Board of Directors since 2012; and (ix) since 2005, a member of the board of the Health and Alcohol Information Center (Centro de Informações sobre Saúde e Álcool (CISA). Since 1999, co-chairman of the Company's board of directors and chairman of the Company's Operations, Finance and Compensation Committee and Company’s Antitrust Conducts and Related Parties Committee. In addition, from 2003 to 2009, he was co-chairman of the board of directors of Quilmes Industrial Société Anonyme, the Company's subsidiary, whose core business is making, distributing and selling beer, and which is part of the Company's economic group. Mr. Victorio Carlos De Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Alves de Brito – 595.438.507-63

In the past five years, he was a member of the Company’s board of directors. In addition, he currently holds the following positions: (i) member of the Board of Trustees and Finance Committee of Greenwich Academy, Inc., an educational entity in the United States; (ii) member of the Advisory Board of Tsinghua University School of Economics and Management, an educational entity in China; and (iii) Member of the CEO group of the International Alliance for Responsible Drinking (IARD), a nonprofit organization. Since 2006, he is also the co-chairman of the Company's board of directors. He is also, since December 2005, Chief Executive Officer of Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Additionally, in 2005, he was General Manager for North America of Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014. Mr. Carlos Alves de Brito declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Milton Seligman – 093.165.740-72

In the past five years, he held the position of (i) since 2015, president of the Board of Directors of Instituto Sonho Grande, that works to improve Brazilian public education; (ii) since 2014, advisory member of Fundação Brava, non-profit organization that develops and supports impact initiatives to contribute to the development of Brazil; (iii) since 2014, advisory member of Fundação Lemann, non-profit family organization focused on innovative education projects; (iv) since 2015, Global Fellow of Woodrow Wilson International Center for Scholars, an independent research center focused on public policies, in Washington, DC/USA, and (v) since 2017, coordinator of the Program of Courses in Management and Public Policies of higher education and research institution INSPER. He is currently a member of the Company's board of directors and of the Board of Directors of Fundação Zerrenner, whose core business is providing free health care and education; and he’s managing partner, since 2014, of Milton Seligman e Associados Consultoria e Participações Ltda., a business consulting company. In addition, between 2013 and 2016, was a member of the Board of Directors of Tenedora CND, S.A., holding company of the Company’s operations in the Dominican Republic and held the position of Chief Corporate Relations Officer of Companhia de Bebidas das Américas – Ambev, between 2004 and 2013. Mr. Milton Seligman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

José Heitor Attilio Gracioso – 006.716.908-25

In the past five years, he was member of the Company’s board of directors. Currently he’s a member of the Company's board of directors and its Antitrust Conducts and Related Parties Committee. Additionally, he is currently a member of the fiscal council of Escola Superior de Propaganda e Marketing (ESPM) and a member of the board of directors and the executive board of Fundação Zerrenner, whose core business is providing free health care and education. Mr. José Attilio Gracioso declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Nelson José Jamel – 025.217.577-80

In the past five years, he has held different positions in Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, which is part of the Company's economic group, and in the Company. Currently he is Chief Financial Officer of the North America Zone of Anheuser-Busch InBev SA/NV and full member of Company’s Board of Directors. From 2007 to 2008, he held the position of Vice President of Finance for Western Europe of Anheuser-Busch InBev SA/NV. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A., which is part of the Company`s economic group. In 2009, he has held the position of Chief Financial and Investor Relations Officer of Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, remaining in the position of Chief Financial and Investor Relations Officer of the Company until 2015. Mr. Nelson José Jamel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Vicente Falconi Campos – 000.232.216-15

In the past five years, he was a member of the Company’s board of directors. Currently he’s (i) chairman of the board of the Social Institute for Encouraging, Supporting and Recognizing Talents (ISMART), a private non-profit entity that identifies young low-income talents and offers them scholarships at private schools of excellence, from elementary to university level; (ii) member of the advisory board of Fundação Zerrenner, whose core business is providing free health care and education; and (iii) member of the Board of Directors of Eletrobrás S.A., Brazil’s largest electricity producing and transmitting company. He is also the founder and chairman of the board of directors of Brazil's largest management consulting company, Falconi - Consultores de Resultados. He is a consultant for Brazil's federal government and various state and municipal governments as well as the largest Brazilian companies such as Gerdau, Vale, Amil (United Health), Petrobras, B2W, and many others. He graduated in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds an M.Sc. and Ph. D. in Engineering from the Colorado School of Mines, USA. He was honored with the title of Professor Emeritus by UFMG. Decorated with the Ordem do Rio Branco medal for services rendered to the nation. Elected by the American Society for Quality Control as ones of the “21 voices of the 21st century”. Mr. Vicente Falconi Campos declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

In the past five years, he was a member of the Company’s board of directors. Currently, he is the Chief Financial Officer of Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, which is part of the Company's economic group. Also a member of the Operations, Finance and Compensation Committee. From 2013 to 2015 he was a member of the board of directors of Whitby School, an educational entity in the United States. Mr. Luis Felipe Pedreira Dutra Leite declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Roberto Moses Thompson Motta – 706.988.307-25

In the past five years, he was a member of the Company’s board of directors. Currently, he is a member of the boards of directors of the following companies (i) since 2001, Lojas Americanas S.A., a listed company whose core business is general commerce; (ii) since 2001, São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) since 2013, Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; and (iv) since 2005, 3G Capital, a private equity vehicle founded by Mr. Jorge Paulo Lemann, Mr. Marcel Herrmann Telles, and Mr. Carlos Alberto Sicupira, all indirectly controlling shareholders of the Company. Currently, he is also a member of the board of directors and the Company's Operations, Finance and Compensation Committee. Also was, from 2004 to 2014, a member of the board of directors of Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, which is part of the Company's economic group. Mr. Roberto Moses Thompson Motta declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Cecília Sicupira – 055.532.167-37

In the past five years, held the following positions, in the following companies: (i) member of the board of directors of Restaurants Brands International Inc., whose core business is the operation of quick service restaurants and other type of restaurants; (ii) alternate member of the board of directors of São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) member of the board of directors of S-BR Global Investiments Ltd., whose core business is providing financial consulting; and (iv) member of the board of directors and of the board of officers of S-Velame Administração de Recursos e Participações S.A., a holding company which holds an ownership interests in Anheuser-Busch InBev SA/NV. Currently, she is a member of the board of directors and the compensation committee of Lojas Americanas S.A., a listed company whose core business is general commerce, since 2013, and is a full member of Company’s board of directors. Mrs. Cecília Sicupira declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Antonio Carlos Augusto Ribeiro Bonchristiano – 086.323.078-43

In the past five years, he has held positions in the following companies, for the periods shown: was a member of the board of directors of BRZ Investimentos S.A., whose core business is managing investment funds, from 2014 to 2015. Currently holds the following positions: (i) Chief Executive Officer and member of the board of directors of GP Investments, Ltd., whose core business is holding ownership interest in the capital of other companies through private equity transactions; (ii) member of the board of directors of Rimini Street, company whose core business is providing system maintenance services; (iii) member of the Board of Directors of FoodFirst Global Restaurants, whose core business is operating restaurants in the United States, (iv) member of the Board of Directors of BR Properties S.A., whose core business is investing and managing commercial and logistics real properties; (v) member of the board of Fundação Estudar, a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; (vi) member of the Board of Directors of John Carter Brown Library, library based in Providence, Rhode Island, United States; and (vii) member of the Advisory Board of Bodleian Library, library based in Oxford, United Kingdom. Currently he is also a full member of the Board of Directors of the Company. Mr. Antonio Carlos Augusto Ribeiro Bonchristiano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Marcos de Barros Lisboa – 806.030.257-49

In the past five years, he has been an Executive Officer of Unibanco S.A., and as Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A. both companies whose business is predominantly the financial sector. Currently he is (i) CEO of higher education and research institution INSPER; (ii) member of the Board of Directors of Cerradinho Bioenergia S.A.; and (iii) officer of PagSeguro Digital Ltda. Currently he is also a full member of Company’s Board of Directors. Until 2013, he was a member of the Board of Directors of Itaú Unibanco S.A. In addition, from 2003 to 2005, he was the Economic Policy Secretary at the Ministry of Finance. Since the late 1980s, he has been a member of the faculty of several educational institutions in Brazil and internationally. He holds a Ph.D. in Economics from the University of Pennsylvania. Mr. Marcos de Barros Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Eduardo Klutzenschell Lisboa – 694.514.864-53

In the past five years, he has held different positions in Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, and in the Company. From 2014 to 2016, he held the position of Global Vice President of Global Brands of Anheuser-Busch InBev SA/NV. Currently, he holds the position of President of the Middle Americas Zone and he is an alternate member of the Company’s Board of Directors. In addition, from 2005 to 2011, he held the position of Vice President of Marketing of the Company, from 2011 to 2012, he held the position of President of the BU Austral in the Latin American South Zone, and, from 2013 to 2014, he held the position of President of Labatt, Company’s subsidiary. Mr. Carlos Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Michel Dimitrios Doukeris – 810.940.279-87

In the past five years, he held the following positions with Anheuser-Busch InBev SA/NV, a listed company whose core business is the production and sale of beverages, and which is part of the Company's economic group: (i) from 2013 to 2016, he was the Chief Operations Officer in APAC Zone (Asia Pacific Zone) of Anheuser-Busch InBev SA/NV; (ii) from 2016 to 2017, he was Chief Sales Officer of the global department of Anheuser-Busch InBev SA/NV, and (iii) since 2017, he has been Chief Executive Officer in North America for Anheuser-Busch InBev SA/NV. Also, he is currently an alternate member of the Company's board of directors. Mr. Michel Dimitrios Doukeris declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

12.6- For each person who was a board of directors or fiscal council member in the latest reporting period, state their percentage attendance at meetings held in this period after the board or council members took office, in tabular format

Board of Directors	Total number of meetings held by the board after taking office*	Percentage attendance at meetings held by the board in the same period that were called after taking office
Victorio Carlos De Marchi	41	100%
Carlos Alves de Brito	41	78%
Milton Seligman**	30	90%
José Heitor Attilio Gracioso	41	63%
Vicente Falconi Campos	41	85%
Luis Felipe Pedreira Dutra Leite	41	80%
Roberto Moses Thompson Motta	41	93%
Cecília Sicupira	41	83%
Antonio Carlos Augusto Ribeiro Bonchristiano	41	95%
Nelson José Jamel***	41	56%
Marcos de Barros Lisboa	41	98%
Carlos Eduardo Klutzenschell Lisboa**	23	17%
Michel Dimitrius Doukeris**	30	13%

*Meetings held from April 28, 2017 to March 20, 2020.

** All members took office on April 28, 2017, except for Messrs. Milton Seligman and Michel Dimitrios Doukeris, who took office on

January 11, 2018, and Mr. Carlos Eduardo Klutzenschell Lisboa, who took office on September 1st, 2018.

*** Nelson José Jamel became a full member on May 15, 2018 (formerly, he was an alternate).

12.7 - Composition of statutory committees and audit, financial and compensation committees

Name	Date of birth	Management body	Date took office	Date elected
Taxpayer No. (CPF)	Profession		Elected position held	Term of office
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence
Number of consecutive terms of office.

Victorio Carlos De Marchi	November 13, 1938	Other - Operations, Finance and Compensation Committee	May 15, 2018	Until the 2020 AGM
008.600.938-91	Attorney	Chair	May 15, 2018
Co-chairman of the Board of Directors and chairman of the Antitrust Conducts and Related Parties Committee
Non-independent member
3th term of office.
Roberto Moses Thompson Motta	November 6, 1957	Other - Operations, Finance and Compensation Committee	May 15, 2018	Until the 2020 AGM
706.988.307-25	Engineer	Full member of the committee	May 15, 2018
Member of the Board of Directors
Non-independent member
3th term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Other - Operations, Finance and Compensation Committee	May 15, 2018	Until the 2020 AGM
824.236.447-87	Economist	Full member of the committee	May 15, 2018
Member of the Board of Directors
Non-independent member
3th term of office.
Victorio Carlos de Marchi	November 13, 1938	Others – Antitrust Conducts and Related Parties Committee	May 15, 2018	Until the 2020 AGM
008.600.938-91	Attorney	Chair	May 15, 2018
Co-chairman of the Board of Directors and chairman of Operations, Finance and Compensation Committee
Non-independent member
3th term of office.
José Heitor Attilio Gracioso	November 20, 1931	Others – Antitrust Conducts and Related Parties Committee	May 15, 2018	Until the 2020 AGM
006.716.908-25	Attorney	Full member of the committee	May 15, 2018
Member of the Board of Directors
Non-independent member
3th term of office.
Marcos de Barros Lisboa	August 2, 1964	Others – Antitrust Conducts and Related Parties Committee	September 19, 2018	Until the 2020 AGM
806.030.257-49	Economist	Full member of the committee	September 19, 2018
Member of the Board of Directors
Independent member
1st term of office.
Everardo de Almeida Maciel	February 13, 1947	Others – Antitrust Conducts and Related Parties Committee	May 15, 2018	Until the 2020 AGM
018.711.614-87	Tax Advisor	Full member of the committee	May 15, 2018
Not applicable, since the only position held in the Company is that of Member of the Antitrust Conducts and Related Parties Committee
Independent member
2nd term of office
Carlos Emmanuel Joppert Ragazzo	March 20, 1977	Others – Antitrust Conducts and Related Parties Committee	December 19, 2019	Until the 2020 AGM
011.787.237-71	Attorney	Full member of the committee	December 19, 2019
Not applicable, since the only position held in the Company is that of Member of the Antitrust Conducts and Related Parties Committee
Independent member
1st term of office

Professional experience/ Declaration of any convictions

Victorio Carlos De Marchi – 008.600.938-91

See summary of professional experience and declaration in item 12.6 of the Reference Form.

Roberto Moses Thompson Motta – 706.988.307-25

See summary of professional experience and declaration in item 12.6 of the Reference Form.

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

See summary of professional experience and declaration in item 12.6 of the Reference Form.

José Heitor Attilio Gracioso – 006.716.908-25

See summary of professional experience and declaration in item 12.6 of the Reference Form.

Marcos de Barros Lisboa – 806.030.257-49

See summary of professional experience and declaration in item 12.6 of the Reference Form.

Everardo de Almeida Maciel – 018.711.614-87

In the past five years, he has been a Tax Advisor, and as of 2003, he is the president-partner of Logos Consultoria Fiscal Ltda., consulting firm in the tax area. Currently, he is (i) a member of the International Academy of Law and Economics; (ii) member of the National Academy of Economics; (iii) member of the Superior Council of Law of FECOMERCIO-SP; (iv) member of the Council of High Studies on Finance and Taxation and of the Political and Social Board, both from São Paulo Trade Association; (v) member of the Board of Directors of Fundação Zerrenner, whose core business is providing free health care and education; (vi) member of the Fiscal Council of Instituto Fernando Henrique Cardoso; (vii) member of the Advisory Board of the Department of Judicial Researches of the National Council of Justice (CNJ); (viii) member of the Panel of Judges of Innovare Award; and (ix) president of the Advisory Board of the Brazilian Competition Ethics Institute (ETCO). In addition, teaches in graduation courses at Instituto Brasiliense de Direito Público (IDP), in Brasília. He held several public offices, the most recent being: Secretary of the Federal Revenue Office (1995-2002), Secretary of Finance and Planning of the Federal District (1991-1994), Executive Secretary of the Ministries of Finance (2002), of the Interior (1987) and of Education (1985), and President’s Chief of Staff (1986). Currently he is a member of the Company’s Antitrust Conducts and Related Parties Committee. Mr. Everardo de Almeida Maciel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Emmanuel Joppert Ragazzo - 011.787.237-71

In the past five years, he has been an attorney expert in antitrust and regulation, being a partner at Ragazzo Advogados, since 2016. He was the first General Superintendent of the Administrative Council for Economic Defense - CADE (from 2012 to 2014) and Director of that same agency from 2008 to 2012. Formerly, he held for almost six years the position of General Coordinator of the Economic Supervision Office - SEAE, of the Ministry of Finance. Bachelor of Laws from Pontifícia Universidade Católica do Rio de Janeiro, Master of Competition Law and Market Regulation (LL.M) from New York University School of Law - NYU, Master of Civil Law and Doctor in Civil Rights from Universidade Estadual do Rio de Janeiro - UERJ and also Post-PhD in Laws from University of California at Berkeley. Currently, he is an assistant professor of the graduation and post-graduation courses strictu sensu of the Law School of Fundação Getúlio Vargas of Rio de Janeiro - FGV DIREITO RIO. Mr. Carlos Emmanuel Joppert Ragazzo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

12.8- For each person who has been a member of a statutory committee or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state their percentage attendance at meetings held by the respective body in the same period, after taking office, to be shown in tabular form

Operations, Finance and Compensation Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period held after taking office
Victorio Carlos De Marchi	9	100%
Roberto Moses Thompson Motta	9	100%
Luis Felipe Pedreira Dutra Leite	9	78%

*Meetings held from May 15, 2018 (date on which all members took office) to March 15, 2020.

Antitrust Conducts and Related Parties Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period after taking office
Victorio Carlos De Marchi	9	100%
José Heitor Attilio Gracioso	9	44%
Bolívar Moura Rocha****	9	78%
Everardo de Almeida Maciel	9	100%
Marcos de Barros Lisboa**	8	75%
Carlos Emmanuel Joppert Ragazzo***	1	100%

*Meetings held from May 15, 2018 (date on which all members took office) to March 15, 2020.

** Took office on September 19, 2018.

*** Took office on December 19, 2019.

**** Resigned from the position on February 20, 2019.

12.9- Existence of relations of marriage or kinship to the 2nd degree related to managers of the issuer and its subsidiaries or controlling companies

a)                           managers of the Company

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers.

b)                           managers of the Company and those of its directly or indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly held subsidiaries.

c)                            managers of the Company or its directly or indirectly held subsidiaries and the Company's directly or indirectly controlling shareholders:

Manager of issuer or subsidiary
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer no. (CNPJ)	Position
Cecília Sicupira (member of the board of directors)	055.532.167-37	Ambev S.A.	07.526.557/0001-00	Member of the Board of Directors
Related person
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer No. (CNPJ)	Position
Carlos Alberto da Veiga Sicupira	041.895.317-15	Carlos Alberto da Veiga Sicupira (indirectly controlling shareholder)	-	-
Type of relationship with the manager of the issuer or subsidiary
Parent (1st degree consanguinity)

d)                           managers of the Company and managers of its directly and indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly controlling companies.

12.10- Relationships of subordination, provision of service or control between managers and subsidiaries, controlling and other

a)                       company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained in the last three fiscal years between the Company's managers and those of a company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)                       direct or indirectly controlling shareholder of the Company:

Fiscal year ended December 31, 2019

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
|Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Consulting Committee of Fundação Zerrenner
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Milton Seligman	093.165.740-72	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Antitrust Conducts and Related Parties Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
|Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Board of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Milton Seligman	093.165.740-72	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Macie	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Antitrust Conducts and Related Parties Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2017

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Victorio Carlos De Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Board of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Advisory Board of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Antitrust Conducts and Related Parties Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

c)        if relevant, supplier, client, debtor or creditor of the Company, its subsidiaries or controlling companies or subsidiaries of any of these persons:

Fiscal Year end December 31, 2019

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Falconi Consultores S.A.	05.485.279/0001-64
Founder of Falconi Consultores S.A. and member of its Board of Directors
Note
N/A

Fiscal Year end December 31, 2018

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Falconi Consultores S.A.	05.485.279/0001-64
Founder of Falconi Consultores S.A. and member of its Board of Directors
Note
N/A

Fiscal year ended December 31, 2017

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Falconi Consultores S.A.	05.485.279/0001-64
Founder of Falconi Consultores S.A. and member of its Board of Directors
Note
N/A

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